SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 1, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated August 02, 2006 and titled: Nokia N93 Golf Edition Tees Off

2.	Nokia Press Release dated August 02, 2006 and titled: Twenty global youth leaders receive YouthActionNet awards from International Youth Foundation and Nokia

3.	Nokia Press Release dated August 04, 2006 and titled: Exercises with stock options of Nokia Corporation

4.	Nokia Press Release dated August 08, 2006 and titled: Nokia to acquire Loudeye and launch a comprehensive mobile music experience

5.	Nokia Press Release dated August 08, 2006 and titled: Nokia wins a 3G network expansion contract from Taiwan’s Chunghwa Telecom

6.	Nokia Press Release dated August 08, 2006 and titled: Nokia Congratulates Sprint Nextel on its Selection of WiMAX

7.	Nokia Press Release dated August 09, 2006 and titled: Nokia asks Delaware court to enforce Qualcomm’s contractual obligations in essential patent licensing

8.	Nokia Press Release dated August 11, 2006 and titled: Nokia ships its first Nokia Nseries, Nokia N71 (Vodafone 804NK) in Japan to Vodafone KK

9.	Nokia Press Release dated August 14, 2006 and titled: New short film by Gary Oldman premieres on the Nokia Nseries Studio

10.	Nokia Press Release dated August 15, 2006 and titled: Nokia N93 voted European Media Phone 2006-2007

11.	Nokia Press Release dated August 17, 2006 and titled: Nokia opens Flagship Store in Helsinki

12.	Nokia Press Release dated August 17, 2006 and titled: Nokia extends its WCDMA 3G contract with TIM Hellas in Greece

13.	Nokia Press Release dated August 18, 2006 and titled: Nokia delivers mobile device management solution to MegaFon in Russia

14.	Nokia Press Release dated August 21, 2006 and titled: Nokia wins a global contract from Telenor for its cellular transmission solutions

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15.	Nokia Press Release dated August 21, 2006 and titled: Nokia announces 2006 Forum Nokia PRO Awards for outstanding achievement in mobile applications

16.	Nokia Press Release dated August 25, 2006 and titled: Nokia and Siemens announce business unit and regional leaders for Nokia Siemens Networks.

17.	Nokia Press Release dated August 28, 2006 and titled: Nokia wins WCDMA/HSPA network and managed services deals with Indonesian Telkomsel

18.	Nokia Press Release dated August 29, 2006 and titled: Nokia teams with Sourcefire to offer Intrusion Prevention

19.	Nokia Press Release dated August 31, 2006 and titled: Nokia mobilizes today’s popular internet services and applications

20.	Nokia Press Release dated August 31, 2006 and titled: Nokia acquires gate5 to add robust mapping and navigation to its devices

21.	Nokia Press Release dated August 31, 2006 and titled: Start spreading the news: Nokia Flagship Store makes its debut in New York City

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PRESS RELEASE

August 02, 2006

Nokia N93 Golf Edition Tees Off

Capture, Analyze, Compare and Improve your game with Pro Session Golf by Nokia

Espoo, Finland / Malmö, Sweden - Nokia today announced the availability of the Nokia N93 Golf Edition, a special package combining the unparalleled mobile video capabilities of the Nokia N93 multimedia computer with a unique golf application that enables you to capture your golf swing, analyze and improve your game by split screen swing comparison and other advanced analysis tools.

The Pro Session Golf by Nokia application has a ready to use golf-tailored viewfinder that instantly captures a player’s swing from the correct angles and distances. Unlike current video analysis solutions, Pro Session Golf is portable and instantly usable with no additional cameras, cables, or computer needed. Everything you need is already included in the Nokia N93 Golf Edition! Golf teachers and players alike can share ideas, swings, drawings, tips, lessons and opinions, both face-to-face and remotely via e-mail and multimedia messages (MMS).

“The combination of fantastic video quality and the ability to analyze your golf swing with a device that’s always with you is going to appeal to golfers who want to use the latest mobile technology to improve their game,” said Mads Winblad, vice president, Multimedia Sales and Channel Management, EMEA, Nokia.

Nokia Nseries is an official sponsor of the European PGA Tour for 2006 and 2007. At five of the tour events*,  visitors will be able to experience the latest Nokia Nseries multimedia computers first hand as well as have the possibility to purchase the Nokia N93 Golf Edition.

The Nokia N93 is the ultimate mobile device for spontaneous video recording. Offering uncompromised digital camcorder, telephony and rich Internet communication functionalities, the Nokia N93 features a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and 3x optical zoom. You can connect the Nokia N93 directly to your compatible TV for a widescreen movie experience or upload your images and video to online albums or blogs. Moreover, you can create high-quality home movies and burn them to DVD with the included Adobe Premiere Elements 2.0 software.

Available online from today at www.nokia.com/N93golf in 15 countries across Europe,,the Nokia N93 Golf Edition will also go on sale through local distributors such as selected golf clubs and regular Nokia Nseries retail channels. The Nokia N93 Golf Edition includes a Nokia N93 multimedia computer, the Pro Session Golf by Nokia application, a 1GB miniSD memory card, a golf instruction DVD as well as a Get Started guide.

* The five events are the Entercard Scandinavian Masters (Malmö, Sweden), the KLM Open (Zandvoort, The Netherlands), the BMW International Open (Munich, Germany), the HSBC World Match Play Championship (Surrey, United Kingdom) and the Volvo Masters (Valderrama, Spain).

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

 www.nokia.com

 More information can be found from www.nokia.com/golf and www.nokia.com/N93golf

PRESS RELEASE

August 02, 2006

Twenty global youth leaders receive YouthActionNet awards from International Youth Foundation and Nokia

Awards spotlight youth-led efforts to create positive social change

Baltimore, Maryland, USA - A formerly homeless youth working to help street children create new lives in Nairobi, Kenya, a Palestinian youth who uses the power of music to promote peace, and a young American who is mobilizing citizens and communities throughout the U.S. to put an end to genocide are among the winners of this year’s YouthActionNet awards.

“Each of the twenty winners has developed creative solutions to urgent social challenges,” said YouthActionNet Manager Ashok Regmi. “Their efforts reflect a growing global youth movement as young people work across national borders and harness the power of technology to contribute to their local and global communities.”

Launched in 2001 by the International Youth Foundation (IYF) and Nokia, YouthActionNet is a program that invests in the power and promise of young people to create positive change.

Among the winners of the 2006 YouthActionNet awards are:

•  Twenty-three year-old Selene Biffi, who established Youth Action for Change, a web-based initiative in Italy, that has trained thousands of young people in over 80 countries to be change-makers in their communities;

•  Michael Eskenazi, 25, of Israel, who is leading efforts to promote greater understanding and dialogue among Israeli and Palestinian young professionals; and

•  Gautam Gupta, age 23, who founded Activists in Action for Women, AIDS & Justice in India, to advocate on behalf of victims of domestic violence and rape.

Ranging in age from 18 to 28, the award winners come from diverse backgrounds, but share a common goal to mobilize their peers and others in solving urgent social challenges.  They were chosen following a peer review process in which previous recipients of YouthActionNet awards select the next round of awardees.  Each winner is awarded US$500 to support his or her work, receives visibility through electronic and print materials, and becomes eligible to participate in international meetings sponsored through YouthActionNet.

IYF and Nokia first announced the YouthActionNet awards competition in January 2002.  To date, nearly 100 young change-makers have received awards, with applications having been submitted by more than 2,700 young people representing over 60 countries.  Recipients are selected on an annual basis, with applications currently being accepted for the next round of awards to be announced in July 2007.

Through its awards program, dynamic website, advocacy, training, and networking opportunities, YouthActionNet offers young leaders ideas, resources, and connections to like minds around the world. To learn more about YouthActionNet, and for further information on this year’s award recipients, please visit http://www.youthactionnet.org.

About the International Youth Foundation

The International Youth Foundation (IYF) is dedicated to supporting programs that improve the conditions and prospects for young people where they live, learn, work, and play.  Since its founding in 1990, IYF has worked with hundreds of companies, foundations, and non-governmental organizations to scale up existing programs and build long-term strategic partnerships.  Currently operating in close to 70 countries and territories, IYF and its partners have helped millions of young people gain the skills, training and opportunities critical to their success.  To learn more, visit: www.iyfnet.org.

About Nokia

Nokia has a positive impact on society that extends beyond the advanced technology, products and services the company creates.  Through its cooperation with the International Youth Foundation and other regional philanthropic and social responsibility programs, the company prepares young people to embrace opportunities created by the global economy and new technological advancements.  The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world. More information about Nokia is available at www.nokia.com.

Media Enquiries:

Christy Macy

Tel: +1 410 951 1531

Email: Christy@iyfnet.org

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 04, 2006

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 153,750 shares of Nokia Corporation (“Nokia”) were subscribed for as of July 31, 2006 based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 9,225 in Nokia’s share capital and an increase of EUR 2,153,147.58 in shareholders equity. The new shares carry full shareholder rights as from the registration date, August 4, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,645,091.66 and the total number of shares is 4,094,084,861 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 08, 2006

Nokia to acquire Loudeye and launch a comprehensive mobile music experience

Espoo, Finland / Seattle, USA - Nokia (NYSE:  NOK) and Loudeye Corp. (Nasdaq: LOUD) today announced that they have signed an agreement for Nokia to acquire Loudeye for approximately USD 60 million.  Loudeye is a global leader of digital music platforms and digital media distribution services. Under the terms of the agreement, Loudeye stockholders will receive USD 4.50 per share in cash for each share of Loudeye common stock. By acquiring Loudeye, Nokia can offer consumers a comprehensive mobile music experience, including devices, applications and the ability to purchase digital music.

The multi-function mobile device will become the preferred medium for enjoying music and Nokia is leading this trend. With music optimized products like the Nokia N91 and other Nokia devices, Nokia sold more than 15 million music enabled devices in the 2nd quarter, making it the world’s largest manufacture of digital music players.

“Music is a key experience for Nokia and Nokia Nseries multimedia computers and we want to be able to offer the best fully integrated mobile music experience to our customers. Loudeye brings a number of key assets to Nokia, including a great team of people, a substantial content catalogue and a robust service platform that will help us to achieve this objective,” said Anssi Vanjoki, executive vice president and general manager, Multimedia, Nokia. “People should be able to access all the music they want, anywhere, anytime and at a reasonable cost. With this acquisition, we aim to deliver that vision and a comprehensive music experience to Nokia device owners during 2007.”

Loudeye operates 60 live services in over 20 countries and multiple languages across Europe and South Africa, Australia and New Zealand. Loudeye aggregates rights and content from all the major labels and hundreds of independents and currently offers licensed catalog and complete media for over 1.6 million tracks.

“This agreement recognizes the key roles that Loudeye and our people play in the digital mobile music market, and reflects the power of our products, our team and our technology,” said Michael Brochu, president and chief executive officer of Loudeye.  “Our combined teams will deliver a comprehensive mobile music experience to Nokia device owners all over the world.  With an industry leading music experience, a robust service platform, and extensive music rights, Loudeye has long been committed to delivering on the digital music needs of consumers, and we’ve built a leadership brand in the digital music marketplace”.

Nokia Nseries multimedia computers represent the next leap forward in personal computing. The multimedia computer offers all the functionalities of a PC and many portable single purpose devices in a connected mobile device that is always with you and always connected. Because multimedia computers have a programmable operating system, people can download and install software applications. Unlike most mobile devices, this means people can add features and applications to their multimedia computers without having to buy a new device.

Tens of millions of Nokia devices have a music player and every Nokia Nseries device incorporates a music player, high memory capacity and an FM radio, as well as support for a wide range of digital music formats including MP3, M4A, AAC and WMA. With the Nokia Nseries, you can quickly and easily find and purchase music over the air and download it to your device from your music store. Or, simply drag and drop your personal music collection from your PC to your Nokia Nseries device or synchronize your recent music purchases with your PC via Bluetooth or USB cable.

The transaction is expected to be completed in the fourth quarter of 2006. Closing of the transaction is subject to satisfaction of a number of conditions, including approval of Loudeye’s stockholders, regulatory approvals, obtaining consents from third parties to the continuation, modification, extension and/or termination of certain specified contracts, and the absence of a material adverse effect in Loudeye’s business or operations, including loss of employees, loss of customers, or failure to maintain a minimum specified cash balance, each as described in the merger agreement.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations (www.nokia.com).

About Loudeye

Loudeye is a worldwide leader in business-to-business digital media solutions. Loudeye combines innovative services with a broad catalog of licensed digital music and an industry leading digital media infrastructure, enabling partners to rapidly and cost effectively launch complete, customized digital media stores and services.

Loudeye is headquartered in Seattle, USA with offices in London and Bristol UK, Paris France, Cologne Germany and Milan Italy. It employs approximately 130 people with reported revenue in 2005 of approximately $20.3 million, excluding discontinued operations. For more information, visit www.Loudeye.com.

Nokia Forward-Looking Statement Disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Loudeye Forward-Looking Statement Disclaimer

This release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this release are based on current estimates and actual results may differ materially due to risks associated with the fact that the consummation of the transaction is subject to numerous closing conditions, including, among others, (i) the approval of the transaction by Loudeye’s stockholders and by regulatory authorities, (ii) Loudeye’s ability to obtain consents from third parties to the continuation, modification, extension and/or termination of certain specified contracts, and (iii) the absence of a material adverse effect in Loudeye business or operations, including as a result of loss of employees, loss of customers or failure to maintain a minimum specified cash balance, each as described in the merger agreement; the risk that the transaction may not be consummated if the conditions to closing are not satisfied or waived; the risk that Nokia has certain termination rights in the definitive merger agreement including as a result of a material adverse effect in Loudeye’s business or operations; the effect of announcement of the proposed transaction on Loudeye’s business and the overall demand for Loudeye’s services; the timing of market adoption and movement toward digital mobile music offerings; the ability of Loudeye to offer its services into new territories and markets; the market adoption of new mobile music devices; margin erosion or market shrinkage; other risks set forth in Loudeye’s most recent Form 10-Q, Form 10-K and other SEC filings which are available through EDGAR at www.sec.gov. These are among the primary risks we foresee at the present time. Loudeye assumes no obligation to update the forward-looking statements.

Additional Information and Where to Find It

In connection with Loudeye’s solicitation of proxies with respect to the meeting of stockholders to be called with respect to the proposed merger, Loudeye will file with the Securities and Exchange Commission (the “SEC”), and will furnish to stockholders of Loudeye, a proxy statement. Stockholders are advised to read the proxy statement when it is finalized and distributed to stockholders because it will contain important information. Stockholders will be able to obtain a free-of-charge copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Stockholders will also be able to obtain a free-of-charge copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Loudeye Corp.,1130 Rainier Avenue South, Seattle, WA 98144, Attention: Corporate Secretary, Telephone: (206) 832-4009, or from Loudeye’s website, www.loudeye.com.

Loudeye and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of Loudeye in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Loudeye’s proxy statement when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Loudeye common stock as of March 1, 2006 is also set forth in the Schedule 14A filed by Loudeye on May 10, 2006 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Loudeye’s corporate website at www.loudeye.com.

In addition, Nokia may be deemed to be participating in the solicitation of proxies from Loudeye’s stockholders in favor of the approval of the proposed merger. Information concerning Nokia’s directors and executive officers is set forth in Nokia’s proxy material for its 2006 annual general meeting, which was filed with the SEC on February 16, 2006, and Nokia’s 2005 annual report on Form 20-F filed with the SEC on March 2, 2006. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to Nokia’s Investor Relations page on its corporate website at www.Nokia.com.

Nokia

Media Contacts:

Nokia, Multimedia

Communications

Kari Tuutti

Tel. +358 7180 45667

Email: press.office@nokia.com

Investor Contacts:

Nokia Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations, US

Tel. +1 914 368 0555

Loudeye

Media Contacts (U.S.)

Karen DeMarco / Gil Lee, mPRm for Loudeye

Tel. +1 323 933 3399

Email: kdemarco@mprm.com / glee@mprm.com

Media Contacts (Europe)

Chris Owen, Trimedia Communications UK for Loudeye

Tel. +44 (0)207 471 6851 or +44 (0)7787 122 800

Email: chris.owen@trimediauk.com

Investor Contacts:

Investor relations

Chris Pollak

Tel. +1 206 832 4000

Email: ir@loudeye.com

www.nokia.com

PRESS RELEASE

August 08, 2006

Nokia wins a 3G network expansion contract from Taiwan’s Chunghwa Telecom

Espoo, Finland - Chunghwa Telecom Co., Ltd. (CHT) has awarded a turnkey network expansion contract to Nokia. The deal expands CHT’s WCDMA 3G and HSDPA network coverage and paves the way for smooth network evolution. Deliveries and deployment will start immediately.

Under the agreement, Nokia will deploy WCDMA 3G radio and core networks. Nokia will also provide turnkey services including network planning, other support services, deployment and optimization of Nokia HSDPA that was provided earlier. The deal brings Nokia’s managed services references to 40 contracts in 31 countries. The network will be supported by, Nokia NetAct(TM) network and service management system.

“This expansion is an important step forward for CHT, as the Taiwanese market is extremely competitive. We need to improve our network capability constantly and keep abreast of mobile technology developments for offering high-quality services to our subscribers,” says Mr. Chang Shaio-Tung, Mobile Business Group President, Chunghwa Telecom. “Nokia’s complete solutions will enhance our network, improve coverage and enable faster communications services. We are excited about the extensive support that Nokia has provided to make this happen.”

“We are proud of winning CHT’s expansion contract. It extends the collaboration between Nokia and CHT at a time when 3G services are taking off in Taiwan,” says Mike Wang, General Manager, Hong Kong and Taiwan, Networks, Nokia. “This further underlines our leadership in WCDMA networks.”

Nokia has been working with Chunghwa Telecom since 1999, and in addition to the WCDMA networks it has supplied the operator’s GPRS core network, MMS (Multimedia Messaging) Solution and ADSL for high-speed fixed Internet access. Nokia is the sole supplier for Chunghwa Telecom, providing 3G core and radio network equipment as well as an extensive range of delivery and care services. In 2003, Chunghwa was the first customer in the world to implement Nokia’s 3GPP Rel’4 architecture based on IP technology.

About Chunghwa Telecom

Chunghwa Telecom Co., Ltd. is the largest telecommunications service provider in Taiwan and has the largest market share in all key business lines. Chunghwa provides an integrated and full range of telecommunications services that include fixed-line, wireless services and Internet and data services. The company is Taiwan’s largest cellular service provider in terms of revenues and subscribers. It had 8.2m subscribers as of December 2004, giving a market share of 38% of total cellular subscribers and 35% of total cellular service revenues in Taiwan as of December 2004.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 08, 2006

Nokia Congratulates Sprint Nextel on its Selection of WiMAX

Nokia to deliver end-to-end WiMAX solutions to foster continued growth in broadband technologies

Irving, TX - Nokia congratulates Sprint Nextel on its decision to deploy WiMAX networks in the 2.5 GHz spectrum band. The introduction of standardized Mobile WiMAX (IEEE 802.16e-2005) networks in the United States will deliver robust broadband wireless applications and services to consumers for personal and professional use.

“Nokia believes Sprint Nextel’s selection of WiMAX will be an important catalyst for the continued growth and implementation of broadband technologies.” said Tero Ojanpera, Executive Vice President and Chief Technology Officer, Nokia. “Broadband wireless creates new opportunities for the consumer and enterprise markets and we are pleased to see the momentum is starting to build.”

Nokia has a long history with WiMAX and OFDM-based technologies, with significant research and development and intellectual property dedicated to these technologies. As a founding and current member of the WiMAX Forum, Nokia has remained involved in the standardization process and is committed to promoting a multiradio platform that includes WiMAX.

Nokia is well-positioned to provide an end-to-end WiMAX solution, from infrastructure, to services and applications, to end-user devices.

WiMAX is part of Nokia’s radio access technology portfolio and a major technology for the company’s broadband wireless access group. In the past year, Nokia has announced it is collaborating with Intel in several areas in support of mobile WiMAX, including mobile clients, network infrastructure, and market development. Additionally, Nokia completed an error free data call at its research and development facility in Germany in October 2005. Nokia’s WiMAX infrastructure solution will be available in accordance with the WiMAX Forum certification timing.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Inquiries:

Nokia, North America

Communications

Tel. +1 972 894 5211

communication.corp@nokia.com

Nokia, Networks

Communications

Tel. + 358 7180 38198

www.nokia.com

PRESS RELEASE

August 09, 2006

Nokia asks Delaware court to enforce Qualcomm’s contractual obligations in essential patent licensing

Espoo, Finland - Nokia announced today that it has filed a complaint against Qualcomm with the Delaware Court of Chancery in the U.S. Nokia is asking the Court to order Qualcomm to abide by its written contractual obligations to international standards setting organizations to license intellectual property essential to GSM and UMTS technology standards on fair, reasonable, and non-discriminatory (FRAND) terms. Additionally, Nokia is seeking a Court order to affirm that Qualcomm is not entitled to injunctive relief in relation to alleged infringement of patents declared essential to a standard.

Qualcomm has filed three separate legal actions against Nokia in U.S. Federal Court, a court in the United Kingdom and the U.S. International Trade Commission where it has requested injunctions against Nokia. Nokia is taking this action as a defensive measure to ensure there is a consolidated forum for addressing these issues and is asking the Court to enforce Qualcomm’s obligation to negotiate royalties on FRAND terms. Additionally, Nokia is asking the Court to affirm the key elements of FRAND, where the two companies to-date have had differing views, to solidify a framework for future intellectual property licensing negotiations.

This action seeking resolution through the Court follows the European Telecommunications Standardization Institute (ETSI) dispute resolution process.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia, Technology & Strategy Communications

Anne Eckert

Tel. +44 125 286 5255

Email: communications.technology@nokia.com

Nokia, North America Communications

Bill Plummer

Tel. +1 202 887 0570

Email: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

August 11, 2006

Nokia ships its first Nokia Nseries, Nokia N71 (Vodafone 804NK) in Japan to Vodafone KK

Espoo, Finland - Nokia today announced that it has started deliveries of Nokia N71 to Vodafone K.K. in Japan. The “Nokia N71” (*1) is its first product to be introduced in Japan under the Nokia Nseries sub-brand, Nokia’s high performance multimedia range with sophisticated design. The Nokia N71 customized for Vodafone K.K. will be marketed in Vodafone K.K.’s 3G lineup under the name “Nokia N71 (Vodafone 804NK)” and will be commercially available in Japan from August 12.

 The Nokia N71 (Vodafone 804NK) delivers excellent 3G functionality as a rich multimedia device, which is compactly packaged in a simple yet elegant foldable form. The Nokia N71 (Vodafone 804NK) keeps consumers entertained with the music player function and FM radio, which allows users to listen to their favorite music at anytime. The Nokia N71 (Vodafone 804NK) also supports the new Nokia Web Browser (*2) enabling users to enjoy the website they check on PCs. Furthermore, the device also comes with a 2 megapixel camera, office documents viewer (*3), e-mail client, and synchronization capabilities with compatible PCs.

The Nokia Nseries devices are high performance, multimedia devices launched by Nokia last year, which incorporate superior design and usability and provides users with a simple and reliable way to tap into new multimedia experiences. Nokia has introduced nine Nokia Nseries models to-date and we had announced in the Nokia Q2 results that Nokia had sold more than 3 million units Nokia Nseries devices to the market during Q2, 2006.

Nokia has provided Vodafone K.K. with three 3G models so far: The Nokia 6680 (Vodafone 702NK II) which became available in December 2005 and the Nokia 6630 (Vodafone 702NK) which became available in December 2004, and the Nokia 6650 (V-NM701), which was added in August 2003.

Detailed information about Nokia N71 (Vodafone 804NK II) can be found on Vodafone K.K.’s website, www.vodafone.jp and Nokia Japan’s website, www.nokia.co.jp.

(*1) Nokia N71 (Vodafone 804NK) supports communication methods used in Europe, the Asia-Pacific region (not including Japan and South Korea), Africa and the US (GSM900/1800/1900), as well as the third-generation communication method available in Japan (W-CDMA). Please make inquiries with Vodafone K.K. for the detailed information on areas where the services are available.

(*2) Nokia Web Browser is Nokia’s new full browser with convenient functions. It includes such functions like Mini Map that helps you to find your way around the web page showing zoomed-out overall view of the web page on the corner. You can also display thumbnail of the history, and zoom in and out the page.

(*3)It is compatible to file documents of Microsoft® Word, Excel, PowerPoint® 97/2000/XP (.doc .xls ..ppt)

* Nokia is a trademark or registered trademark of Nokia Corporation. The functions and services depend on the network, compatibility of the device used, and formats of the content supported. For more information, please refer to the instruction manual and/or insertion paper in the sales package

* All trademarks and registered trademarks are the property of their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia, APAC

Communications

Tel. +65 6723 2439 / +65 6723 1810

Nokia, Japan

Communications

Tel. +81 3 5759 7459

www.nokia.com

PRESS RELEASE

August 14, 2006

New short film by Gary Oldman premieres on the Nokia Nseries Studio

Plus Nokia’s online mobile movie community goes interactive

Espoo, Finland - A new short film, by award-winning actor and film-maker Gary Oldman, shot on the new Nokia N93 multimedia computer premieres today. Entitled Donut, the film is being screened on the Nokia Nseries Studio, a groundbreaking online mobile movie community where aspiring directors can now upload and showcase their own mobile videos.

Gary, the director of BAFTA award-winning Nil By Mouth and star of Bram Stoker’s Dracula and Harry Potter: The Prisoner of Azkaban, has produced a two minute short featuring a round reflection in rippling water set to a haunting soundtrack. The film demonstrates not only the DVD-like video capture quality of the Nokia N93, but also how advanced mobile video devices offer the unique ability to shoot and share spontaneous instants in everyday life.

To encourage people to record and share moments captured on mobile video devices, Nokia has created the Nokia Nseries Studio (www.nokia.com/nseries/studio), where from today you can upload your own mobile short films either from your PC or from your mobile device.  The site is designed to promote mobile moving making: you can find inspiration from Gary’s film or some of the other videos shot on a Nokia N93 by creative visionaries from around the world, plus new themes to explore with your mobile video device are regularly posted on the site.

Commenting on his film, Gary Oldman said: “Mobile video devices like the Nokia N93 allow us to capture the extraordinary moments in our ordinary days and share them with the world. The image in Donut is one such fleeting moment I happened upon that inspired me to grab my mobile video device out of my pocket and record it to share with others. I hope my film encourages people to do the same and I look forward to seeing the results on the Nokia Nseries Studio.”

Tapio Hedman, senior vice president, Multimedia Marketing, Nokia, said: “Gary’s film really showcases how mobile video devices are the ultimate solution for spontaneous video recording. With the Nokia Nseries Studio we’re hoping to encourage more people to shoot and share their life experiences. And with the Nokia N93, people can capture these moments in unparalleled video quality from a mobile device.”

Boasting a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and 3x optical zoom, the Nokia N93 offers advanced imaging facilities.  Store up to 90 minutes of DVD-like quality video or close to 2,500 high-quality photos on the Nokia N93’s 50MB internal memory or share them by connecting the device directly to your TV for a widescreen movie experience or uploading your images and video to online albums and blogs. You can even create high-quality home movies and burn them to DVD with the included Adobe Premiere Elements 2.0 software.

Like all Nokia Nseries devices, the Nokia N93 also provides exceptional communication and multimedia computing features.  Designed to work on WLAN, 3G (WCDMA 2100 MHz), EDGE and GSM (900/1800/1900 MHz) networks,  the Nokia N93 provides broadband Internet access for browsing, uploading content, and sending and receiving emails, allowing you to stay connected on the move.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com/nseries/studio

www.nokia.com

PRESS RELEASE

August 15, 2006

Nokia N93 voted European Media Phone 2006-2007

Espoo, Finland - Nokia today announced that its latest high performance multimedia computer, the Nokia N93, has been awarded the European Media Phone of the Year 2006-2007 by the European Imaging and Sound Association (EISA), Europe’s largest multimedia press organization. The award is yet another industry recognition of Nokia’s continued commitment to innovation in mobile imaging.

EISA commended the still image and video capture quality of the Nokia N93 plus the extensive internet and connectivity options, dubbing the device the “perfect example of a multimedia computer that can fit in your hands.” The judges also singled out the Nokia N93’s video editing and printing capability and its digital music player for particular praise.

“Nokia is delighted to have its advancements in digital imaging recognized by EISA for the second year running,” said Satu Ehrnrooth, head of Nokia Nseries Cameras, Multimedia, Nokia. “The Nokia N93 represents a new breed of mobile imaging device. Users will find all of the exceptional connectivity, communication and entertainment features you would expect from a multimedia computer whilst also providing always-with-you imaging facilities to match dedicated compact cameras or video recorders.”

EISA is the largest editorial organization in Europe, with a membership of 52 Audio, Mobile Electronics, Video and Photo magazines drawn from 18 European countries. In June, EISA member magazines came together for the election of the European awards. The panel annually chooses the best equipment in a number of categories from products introduced during the preceding twelve months.

The Nokia N93, which started shipping in July 2006, is the latest addition to Nokia’s high performance Nokia Nseries range, offering unparalleled digital camcorder, telephony and rich mobile internet functionality. Boasting a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and 3x optical zoom, the Nokia N93 offers an advanced combination of imaging and communication technology.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 17, 2006

Nokia opens Flagship Store in Helsinki

Nokia Flagship Store showcases new mobile services and technologies to consumers through an innovative retail experience

Helsinki, Finland - Nokia unveiled today the new Nokia Flagship Store in Helsinki, Finland on Aleksanterinkatu street. The Nokia Flagship Store in Helsinki is Nokia’s fourth Flagship Store and will open for the public on Saturday, August 19.

Pioneering new techniques in mobile phone retail, altogether 18 Nokia Flagship Stores will be opened in high-profile retail locations in major shopping destinations of the world in the next couple of years. Nokia opened its first Flagship Store in Moscow in December 2005, followed by stores in Chicago and Hong Kong in the summer of 2006. After Helsinki, the next Nokia Flagship Store will be opened in New York.

“Helsinki, Finland is a natural location for a Nokia Flagship Store. Through an innovative retail experience like the new Nokia Flagship Stores, we aim to inspire and educate consumers to the benefits of mobility and broaden the appeal of the Nokia brand,” says Kai Öistämö, Executive Vice President and General Manager, Mobile Phones. “Through the Flagship Stores we want to develop a one-to-one relationship with our consumers, listen to their feedback and find valuable consumer insights.”

“The Nokia Flagship Store pioneers new technologies and techniques, setting a new standard in the retail world as a whole, let alone mobile phone stores. At the Nokia Flagship Store, consumers can test the latest Nokia mobile phones and multimedia computers, and learn about new mobile services and technologies in a comfortable, cutting-edge environment. We want to offer a relaxing, interactive environment for consumers to truly experience the power of mobility,” explains Jukka Tiitu, General Manager, Finland and Baltic. “Nokia Flagship Stores form the top end of Nokia’s retail experience and marketplace strategy. The feedback and lessons received through the Flagship Store in Helsinki will be shared and utilized by our retail and operator partners with more than 1,000 retail outlets in Finland. All of these customer outlets will continue to be the main sales channels for Nokia products in the future.”

The Nokia Flagship Stores are owned, managed and operated by Nokia. Their well-trained and knowledgeable staff will be on hand to help consumers find a product or service that reflects their lifestyle and individual needs. The Nokia Flagship Store in Helsinki showcases a wide portfolio of Nokia products and services, including the exclusive Nokia Vertu phones available for the first time in Finland. At the store, consumers will be able to set up their new devices, review service provider options and test the range of mobile enhancements related to their new phone. All questions relating to phone repair will also be part of the customer service, handled by a dedicated Nokia Care staff.

Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is decidated to enhancing people’s lives and productivity by providing easy-to-use products and solutions, like mobile phones and imaging, game and media applications. Nokia offers devices, solutions and services to network operators and businesses.

Media Enquiries:

Nokia

Communications

Tel.  +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 17, 2006

Nokia extends its WCDMA 3G contract with TIM Hellas in Greece

Nokia HSDPA solution and Nokia Flexi WCDMA Base Station also included

Espoo, Finland - Nokia extends its existing WCDMA 3G radio network contract with TIM Hellas in Greece and expands the agreement to cover the Nokia High Speed Downlink Packet Access (HSDPA) solution and the new Nokia Flexi WCDMA Base Station. This is the first publicly announced contract including Nokia Flexi WCDMA Base Station. Nokia will continue as TIM Hellas’ sole 3G radio network supplier.

Nokia will also provide a Mobile TV solution as well as Care Services including Nokia Spare Parts Management services.

“Nokia delivery and care services have been an important cornerstone for building the first phase of our 3G network. As we now extend our coverage and evolve further our network we see HSDPA as a strategic match for the advanced services offered through our WAP Portal” says Mr. Zacharias Piperidis, Chief Network Officer, TIM Hellas.

“We are delighted with the continued trust of TIM Hellas towards Nokia. With Nokia radio network solution, TIM Hellas can easily extend their network coverage and evolve their network to the advanced technologies, while protecting their investments,” says Mr.  Athanasios Exarchos, Senior Account Manager, Nokia Hellas.

The modular, high capacity Nokia Flexi WCDMA Base Station is an innovation enabling operators to make more efficient use of their base station sites than ever before, leading to significant site cost savings through reduced site construction work, quick base station installation and decreased power consumption.

In WCDMA 3G, Nokia has 61 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSDPA offers almost 10 times faster data services than current 3G networks, meaning an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About TIM Hellas

TIM Hellas Telecommunications SA is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. TIM Hellas is the technology leader of its industry in Greece since it was the first operator to launch GSM mobile services in Greece in 1993 and also the first operator to offer its customers UMTS services as early as the beginning of 2004. TIM Hellas today offers more than 200 Value Added Services and varied tariff plans to suit the needs of the private and business market in Greece. www.tim.gr

Trademark licensed by TIM Italia S.p.A.. Name licensed by TIM Italia S.p.A..

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 18, 2006

Nokia delivers mobile device management solution to MegaFon in Russia

The multivendor solution improves user experience, enhances customer loyalty and helps to reduce churn

Espoo, Finland - Nokia has delivered its device management solution, centered around the Nokia Terminal Management Server (NTMS), to the Russian operator MegaFon. The solution supports the easy and cost efficient service activation and over-the-air configuration of the subscribers’ mobile devices and is part of the extensive Nokia multivendor service management application portfolio.

This device management solution serves the entire MegaFon network in Russia. It is one of the world’s largest operational multivendor device management systems implemented in GSM and/or WCDMA 3G networks. As part of this comprehensive solution, Nokia also provided project management, system integration and customization services for MegaFon’s multivendor network environment.

“We selected Nokia’s device management solution to increase our customer satisfaction by offering easy and automated device configuration, thus enabling rapid mobile services take-off. Our federal project, Automated Device Configuration, is the latest one in our portfolio of Easy Access to Services - core part of the strategic plan of innovation services development in MegaFon’s network,” says Denis Nochevnov, Head of New Technologies Department, MegaFon.

“Nokia’s solution now serves MegaFon’s entire multivendor network in Russia and enables the service provider to manage devices from over 40 different manufacturers using one device management solution. Over-the-air configuration provided through the NTMS improves the user experience and therefore enhances customer loyalty and helps to reduce churn,” says Jyrki Holmala, Vice President, Networks, Nokia.

NTMS enables automatic over-the-air provisioning of mobile devices using Open Mobile Alliance (OMA) standardized technologies. In addition to OMA Client Provisioning and OMA Device Management open interfaces, it supports the most common device management technologies and Firmware upgrade Over The Air (FOTA). NTMS currently recognizes 3000 different devices.

Nokia Services provides a full range of solutions to help operators differentiate and innovate their mobile offerings, with close to 20 years’ experience in the field. Nokia leads the service management market with over 80 clients globally.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 21, 2006

Nokia wins a global contract from Telenor for its cellular transmission solutions

Espoo, Finland - Leading Nordic operator Telenor has awarded Nokia a global frame agreement for cellular transmission solutions and services. The Nokia solution helps keep operating expenditure in check, can be integrated into GSM and WCDMA 3G networks, and also meshes well with fixed network operations.

Under the agreement, Nokia will supply Telenor with Nokia Hopper microwave radios to be used for transmission from both base stations and fixed applications when new sites are deployed, or an increase in capacity is needed. The agreement covers all regions where Telenor and its affiliated companies have operations.

“This two-year frame agreement extends our relationship with Telenor,” says Finn Erik Hermansen, General Manager, Networks, Nokia. “We are confident that Nokia’s transmission solutions for fixed and mobile broadband networks will help Telenor maintain a high-capacity network cost-efficiently.”

Nokia Hopper microwave radios come in a wide product range, with over 200,000 such radios in use today all over the world.

About Telenor

Headquartered in Oslo, Norway, Telenor is an international provider of high quality telecommunications, data and media communication services. Telenor is one of Norway’s largest companies with revenues in 2005 of approx. NOK 68.9 billion and a work force of 27,600 domestically and abroad. Telenor is listed at the Oslo Stock Exchange (TEL) and Nasdaq in New York (TELN). www.telenor.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 21, 2006

Nokia announces 2006 Forum Nokia PRO Awards for outstanding achievement in mobile applications

Submissions from World’s Top Developer Companies to be Judged by Independent Panel of Mobile Industry Experts

Espoo, Finland - Nokia today announced the call for entries in its Forum Nokia PRO Awards, which will honor exciting innovations, technical accomplishments and commercial successes that are driving the rapid evolution of mobile applications, content and services worldwide.

Open to all members of Nokia’s advanced developer program, Forum Nokia PRO, the 2006 Forum Nokia PRO Awards will recognize outstanding achievements in the explosive consumer entertainment and content markets and in new mobility solutions for productivity and the enterprise.

The Forum Nokia PRO Awards competition spans six categories — Games, Music, Imaging, Productivity, Enterprise and Branded Content - and enlists a prestigious panel of independent mobile industry experts to evaluate new applications introduced to the market in the past 12 months from around the world.

The 2006 judging panel includes:

Julie Ask, research director and senior analyst, Jupiter Research (U.S.)

Adrian Bridgewater, editor, International Developer (Australia)

Isabelle Chan, senior editor, ZDNet Asia (Singapore)

Colin Gibbs, reporter, RCR Wireless News (U.S.)

Ken Hyers, principal analyst, mobile wireless research, ABI Research (U.S.)

Glenn Letham, editor-in-chief, SymbianOne.com (Canada)

Sascha Mattke, chief editor, Technology Review (Germany)

Stuart O’Brien, editor, Mobile Entertainment (U.K.)

Marek Pawlowski, editorial director, PMN (U.K.)

Andrew Seybold, principal, Andrew Seybold Group, LLC (U.S.)

Brad Smith, data/IP editor, Wireless Week (U.S.)

Yan Yuelong, deputy editor-in-chief, Telecom World Magazine (China)

Winners will be announced at a special developer reception hosted by Forum Nokia on the eve of the Nokia World event in Amsterdam, November 29 & 30. Winning companies each receive 2007 Forum Nokia PRO membership, a value of more than $5,000 (U.S.), as well as a dedicated company information page on Forum Nokia’s public web-site.

“The Forum Nokia PRO Awards provides the leading global companies creating mobile applications, content and services a chance to showcase their best work from the past year,” said Lee Epting, vice president, Forum Nokia. “The 2006 crop of entries promises to be especially exciting as today’s 3G networks coupled with the power of Nokia’s advanced devices and the development support available for Nokia’s platforms is enabling members of Forum Nokia PRO to set new standards in the sophistication and power of their applications and services.”

With more than 400 member companies who develop applications for devices built on the Series 40 and S60 platforms, Forum Nokia PRO offers premium business and technical benefits that accelerate the development cycle and create larger market opportunities for qualified developers. Members of the program, who range from start-ups specializing in mobile applications to many of the world’s technology giants, receive unique benefits in technology access, business development support and marketing opportunities.

For more information on the 2006 Forum Nokia PRO Awards program, and instructions for submitting an application, PRO members should visit http://www.forum.nokia.com/pro.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Corporate Communications - Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

August 25, 2006

Nokia and Siemens announce business unit and regional leaders for Nokia Siemens Networks

Helsinki and Munich - Nokia and Siemens today announced the business unit and regional leadership team for Nokia Siemens Networks. These appointments will be effective when the new company starts operations, which is expected by January 1, 2007, subject to customary regulatory approvals, the completion of standard closing conditions, and the agreement of a number of detailed implementation steps.

Nokia and Siemens announced previously that Simon Beresford-Wylie would assume the position of Chief Executive Officer (CEO) at Nokia Siemens Networks; Mika Vehviläinen would serve as Chief Operating Officer (COO); Karl-Christoph Caselitz would serve as Chief Market Operations Officer (CMO); and Peter Schönhofer would serve as Chief Financial Officer (CFO). Activities relating to global supply, such as research and development, procurement, manufacturing, and delivery and logistics will report to the Chief Operating Officer; customer interface and local fulfillment, including sales and services will report to the Chief Market Operations Officer; and information technology and all finance and control activities will report to the Chief Financial Officer. Staff functions and the COO, CMO and CFO will report to the Chief Executive Officer.

“We are making excellent progress in planning for the start of operations at Nokia Siemens Networks,” said Simon Beresford-Wylie, who will assume the position of Chief Executive Officer at Nokia Siemens Networks immediately upon the closing of the merger.  “We have drawn from the best people at both Nokia and Siemens to create a strong, customer-focused leadership team and I am proud to join with them in the new company.” Beresford-Wylie is currently Executive Vice President and General Manager of Networks at Nokia.

The business units of Nokia Siemens Networks will be global organizations with management and personnel distributed in many countries, including both Finland and Germany. Stephan Scholz, currently Senior Vice President and Head of Carrier Development in Siemens Communications, will lead the Research, Technology and Platforms organization, focusing on research, technology and cross-business unit synergies including common platforms. Scholz will report to Vehviläinen. Business unit leaders for Nokia Siemens Networks will be:

• Jose Costa e Silva, who will lead the Services business unit. Costa e Silva, currently Senior Vice President and Head of Europe and Americas at Mobile Networks in Siemens Communications, will report to Caselitz.  Costa e Silva will be based in Germany.

• Ari Lehtoranta, who will lead the Radio Access business unit. Lehtoranta, currently Senior Vice President & General Manager of the Radio business at Nokia, will report to Vehviläinen. Lehtoranta will be based in Finland.

• Christian Unterberger, who will lead the Service Core and Applications business unit. Unterberger, currently President Fixed Networks at Siemens Communications, will report to Vehviläinen.  Unterberger will be based in Germany.

• Christian Fredrikson, who will lead the Operation Support Systems business unit. Fredrikson, currently General Manager of the Core Networks business at Nokia, will report to Vehviläinen. Fredrikson will be based in Finland.

• Martin Lüst, who will lead the Broadband Access business unit. Lüst, currently President, Fixed Networks Access at Siemens Communications, will report to Vehviläinen. Lüst will be based in Germany.

• Bernd Schumacher, who will lead the IP Networking and Transport business unit. Schumacher, currently President, Siemens Optical Networks at Siemens Communications, will report to Vehviläinen. Schumacher will be based in Germany.

The regional organization for Nokia Siemens Networks will report to Caselitz. Its leaders will be:

• Mark Louison, who will lead the North American region. Louison is currently Senior Vice President of North America for Nokia Networks.

• Fernando Terni, who will lead the Latin American region. Terni is currently Senior Vice President of Latin America for Nokia Networks.

• Zhiqiang Zhang, who will lead the China region. Zhang is currently General Manager of Siemens Communications in China.  David Ho, currently Senior Vice President of China for Nokia Networks, will serve as Chairman of Nokia Siemens Networks in China.

• Jürgen Bill, who will lead the Western and Southern Europe region. Bill is currently Senior Vice President of Asia Pacific for Mobile Networks in Siemens Communications.

• Kai Uebach, who will lead the Northern Europe region. Uebach is currently President of the EMEA Region for Mobile Networks in Siemens Communications.

• Jan Cron, who will lead the Middle East and Africa region. Cron is currently Vice President and General Manager of the Middle East Region in Mobile Networks for Siemens Communications.

• Rajeev Suri who will lead the Asia Pacific region. Suri is currently Senior Vice President of Asia Pacific for Nokia Networks.

The appointments announced today become effective immediately upon the closing of the merger. When the transaction closes, Nokia Siemens Networks will be a global communications leader with strong positions in important growth segments of fixed and mobile network infrastructure and services. It will be positioned to lead the development and implementation of revenue-generating and cost-saving products and services via its scale and global reach. The combined company will have a world-class fixed-mobile convergence capability, a complementary global base of customers, a deep presence in both developed and emerging markets, and one of the industry’s largest and most experienced service organizations.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 461,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2005 (ended September 30), Siemens had sales from continuing operations of EUR 75.4 billion and net income of EUR 3.058 billion. Further information is available on the Internet at: www.siemens.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. Further information is available at www.nokia.com.

Forward Looking Statements

This announcement includes “forward-looking statements” and information which are not historical facts.  These statements are based on the current expectations of the management of Nokia and Siemens and are naturally subject to uncertainty and changes in circumstances. The  forward-looking statements contained herein include statements about the expected timing and scope of the merger of Nokia’s and Siemens’ communications service provider businesses, anticipated growth potential and earnings enhancements, estimated profitability levels, sources, timing and amount of estimated cost synergies, leadership and market position, future product portfolio, geographic coverage and customer base, future investments in technologies and services and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “designed”, “plans”, “will” or words of similar meaning.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not  limited to, the satisfaction of the conditions to the merger and closing of the transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective communications service provider businesses, as well as additional factors relating to, for example, developments in the mobile communications industry, changes in technology and the ability to develop or otherwise acquire complex technologies as required by the market with full rights needed to use, timely and successful commercialization of new advanced products and solutions, intensity of competition and various other factors. More detailed information about certain of these factors is contained in Nokia’s and Siemens’ filings with the SEC, which are available on their respective websites, www.nokia.com and www.siemens.com, and on the SEC’s website, www.sec.gov. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor Siemens undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. In addition to “forward-looking statements”, this announcement also includes certain terms like “joint venture”, “partnership” or words of a similar nature describing the new company, or the new companies, resulting from the merger, which words are used in this announcement in their generic sense and the common language meaning and do not imply, or intend to imply, any specific legal, tax, accounting or other regulatory or officially standardized definition or meaning.

Media Enquiries:

Siemens Communications

Press Department

Marion Bludszuweit

Tel. +49 89 722 37237

E-mail: marion.bludszuweit@siemens.com

Nokia, Networks

Communications

Barry French

Tel. +358 7180 69723

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 28, 2006

Nokia wins WCDMA/HSPA network and managed services deals with Indonesian Telkomsel

Innovative, modular Nokia Flexi WCDMA base station allows a new way to build a 3G network

Espoo, Finland - Nokia and Indonesian operator Telkomsel have signed a new three-year WCDMA 3G/HSPA radio and core network, and managed services contracts that will see Nokia support Telkomsel in strengthening its business and introducing 3G services, such as streaming video, to its customers.

“We are committed to launching a high-quality, wide-coverage 3G network that can provide innovative services that are beneficial for the people, the businesses, and the country of Indonesia. We trust Nokia to provide us highest-quality end-to-end network solutions,” says Kiskenda Suriahardja, President Director, Telkomsel.

“The contracts strengthen Nokia’s position as Telkomsel’s network equipment and service provider, and underline Nokia’s capabilities in managing outsourced networks,” says Marko Kytöharju, Country Director, Networks, Nokia Indonesia. “Telkomsel, like many other operators today, has complex multivendor network. Nokia’s managed services can help the operators to reduce the complexity, freeing up their resources to focus on core business activities.”

Nokia will operate Telkomsel’s multivendor WCDMA 3G network, which will be supported by the Nokia NetAct(TM) network and service management system. In addition, Nokia will provide network planning, implementation, multivendor integration, and delivery services with turnkey responsibility.

Under the agreements, Nokia will supply Telkomsel radio solutions, including the modular, high capacity Nokia Flexi WCDMA Base Station and Nokia High Speed Packet Access (HSPA) software to deliver Telkomsel top performance. From its Unified Core Network solutions Nokia will supply Nokia MSC Server mobile softswitch, Nokia Intelligent Content Delivery (ICD), Nokia IP Multimedia Subsystem (IMS), Push to talk over Cellular (PoC), Presence, and charging solutions, and Flexi Intelligent Service Node (INS) that will enable Telkomsel to offer and manage a wide range of advanced IP-based multimedia services in a cost-efficient way.

The 3G network and managed services contracts cover Greater Jakarta, and West and Central Java, which are the most densely populated areas in Indonesia. The application and charging solutions, including ICD, IMS, Flexi ISN, PoC and Presence, will be delivered nationwide to cover all provinces in Indonesia. The managed services contract also covers the nationwide applications and charging solution.

Nokia has been working with Telkomsel since 1996, providing GSM, GPRS and EDGE infrastructure and turnkey services for the operator’s network.

The modular, high capacity Nokia Flexi WCDMA Base Station is an innovation enabling operators to make more efficient use of their base station sites than ever before, leading to significant site cost savings through reduced site construction work, quick base station installation and decreased power consumption.

About Telkomsel

PT Telekomunikasi Selular (“Telkomsel”) is the market leader in Cellular Telecommunications Services (mobile operator) in Indonesia. By the end of June 2006, Telkomsel had close to 29.270 million customers which based on industry statistics represented a market share of around 55%. Telkomsel operates a Dual Band GSM 900/1800 network in Indonesia, complete with GPRS services, WiFi hotspots and EDGE technology in selected locations.  The company is jointly owned by PT. Telekomunikasi Indonesia, Tbk (“Telkom” - JSX: TLKM; NYSE: TLK; LSE: TKID) 65% and Singapore Telecom (“SingTel” - SGX: TELE.SI) 35%.  www.telkomsel.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

August 29, 2006

Nokia teams with Sourcefire to offer Intrusion Prevention

Nokia global sales channel to offer Sourcefire’s IPS on hardened Nokia IP security appliances

Mountain View, CA, USA - Nokia (NYSE:NOK), the world leader in mobile communications, today announces plans to offer Sourcefire’s Intrusion Prevention System (IPS) on its portfolio of high-performance IP Security Platforms. Nokia Intrusion Prevention with Sourcefire will provide enterprises with defense-in-depth by analyzing network traffic to discover risks, determine their business impact and take actions to defend the network. This complete network visibility allows companies not only to address existing threats, but to actually prevent some of the attacks that plague them.

Sourcefire’s Intrusion Prevention system leverages open source Snort® technology, which it created and manages. Widely regarded as the de facto standard for Intrusion Prevention, Snort has been downloaded more than three million times and protects many of the world’s most critical networks.  Nokia Intrusion Prevention will offer Sourcefire’s technology on Nokia IP Security Platforms, which are purpose-built for security in both traditional and mobile environments, and feature the hardened Nokia IPSO(TM) secure operating system. Offering Sourcefire on Nokia gives customers access to one of the industry’s best Intrusion Prevention technologies backed by the global scale and world-class First Call - Final Resolution global support services of Nokia.

Nokia Intrusion Prevention customers will also be backed by the Sourcefire Vulnerability Research Team (VRT), a group of intrusion detection and prevention experts working to proactively discover, assess and respond to the latest trends in hacking activity, intrusion attempts and vulnerabilities. Through its association with more than 100,000 active users in the Snort open source community, the VRT receives the benefit of worldwide visibility into emerging threats.

“Threats are becoming more sophisticated, targeting the application, not just the network,” said Tom Furlong, vice president, Security and Mobile Connectivity, Nokia. “Even amid complex mobile application deployments, Nokia is enabling our customers to deploy a comprehensive defense in-depth strategy. At Nokia, we are committed to delivering a complete security portfolio with best-of-breed software such as Sourcefire’s to allow enterprises to add key security elements as they mobilize their workers.”

“Companies are adopting mobile and remote access technologies in greater numbers today, which leads to new security concerns that firewalls alone simply aren’t enough to address,” said Chris Christiansen, program vice president, Security Products and Services, IDC. “For that reason, solutions such as Intrusion Prevention are becoming vitally important for protecting company networks.”

“Many of the world’s leading organizations already trust Nokia to secure their networks, and this relationship extends that value,” said Tom McDonough, president and COO of Sourcefire. “By adding Sourcefire’s IPS to leading Nokia security solutions, including VPN and Firewall appliances, our companies are providing customers worldwide with a comprehensive set of high-performance tools for securing their most critical assets.”

The Nokia Intrusion Prevention line will join the Nokia IP Security family which also features Integrated Security, Firewalls, IP VPN and SSL VPN for businesses ranging from remote offices to the world’s largest enterprises. Security is an integral part of business mobility today, and is a component of the comprehensive Nokia business mobility portfolio that also includes the high-performance Nokia Eseries mobile devices featuring “always-on” data and voice connectivity; Intellisync Mobile Suite from Nokia and other software that enables mobile applications such as email, enterprise voice and device management.

For more information about the new offerings and the rest of Nokia business mobility solutions, visit www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia, Americas

Industry Analyst Relations

Tel. +1 914 368 0511

E-mail: industry.analyst@nokia.com

www.nokia.com

PRESS RELEASE

August 31, 2006

Nokia mobilizes today’s popular internet services and applications

The Nokia N80 Internet Edition connects you to your on-line life.

Espoo, Finland - Nokia today announced a way for internet users to interact with some of the web’s favorite services while they are away from their PC’s, in a pocketable, easy to use device. Nokia N80 Internet Edition brings together wireless LAN (WLAN), a robust browser, support for internet calls, a 3-megapixel camera, and quadband GSM WCDMA coverage along with an easy to use  WLAN wizard (to make connecting to the internet easy), and a host of other internet services not previously installed together on Nokia devices.

The Nokia N80 Internet Edition comes out of the box ready to create, connect, consume and interact with some of the internet’s most popular services. Use Yahoo! Search in the Mobile Search application to conveniently search for and find most anything on the web, and use the Mini Map functionality of the internet browser to enjoy the pages you find.  Browse through thousands of items at Amazon.com, or scroll though a book with Amazon’s MobiPocket Reader. You can also share your moments online - snap a photo and send it directly from your device to your Flickr site for your friends and family to enjoy too. Connect to the Yahoo! community using the Yahoo! Go for Mobile application. Be it shopping with Amazon, photo sharing on Flickr or simply searching for a restaurant with Mobile Search, the Nokia N80 Internet Edition can provide you convenient internet access when you are away from your PC.

“Mobilizing the internet is a major strategic focus for Nokia and I’m excited to see how people can participate on the internet using the Nokia N80 Internet Edition,” said Ralph Eric Kunz, vice president, Multimedia, Nokia. “The internet has evolved from static web pages to communities and people sharing experiences. I believe it will be multimedia computers, such as the Nokia N80 Internet Edition, that will be primary devices for people to participate in this phenomenon, in addition to PCs.”

The Nokia N80 Internet Edition comes loaded with Nokia’s new Download! client. Clicking on the Download! folder allows you to see what new applications are available for your multimedia computer, as well as keeping other selected applications current.  The fully featured Nokia Web Browser with Mini Map makes browsing the internet easy and you view the web pages just the same way that PC web browsers display web pages.

If you do not know where to go to chill out for the evening, no problem, just use the local search function in the Mobile Search application, now conviently located on main menu, and find a cool bar, have the device show it on a map, or make one click to call it directly. You can even store address and telephone number directly to your contacts to find the place again next time.

Making an Internet call with the Nokia N80 Internet Edition is as easy as making a regular voice call only the call is carried over WLAN.  The VoIP framework (based on the SIP protocol) is integrated into the Nokia user interface, and the Nokia N80 Internet Edition is allows for downloading compatible third party internet call applications. The wireless LAN wizard will help you locate and set up a WLAN connection, when you are close to a WLAN, either at home or a public hotspot.

The Nokia N80 Internet Edition comes in two stylish colors, patina bronze and pearl black, and is expected to be available from mid-September 2006.

All of the features and services listed above are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and are only avaialbe in certain markets. Please refer to the user guide for more detailed information

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia
Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE

August 31, 2006

Nokia acquires gate5 to add robust mapping and navigation to its devices

Espoo, Finland/Berlin, Germany - Nokia and gate5 AG today announced that an agreement has been signed for Nokia to acquire gate5. gate5 is a leading supplier of mapping, routing and navigation software and services. By acquiring gate5, Nokia will offer consumers maps, routing, navigation and other location based applications on its mobile devices.

“Maps and navigation are natural elements to be offered in mobile devices but this area hasn’t developed as fast as expected by the market. Acquiring gate5 enables Nokia to offer consumers the world-leading mobile location applications, such as maps, routing and navigation at an accelerated speed.” said Anssi Vanjoki, Executive Vice President and General Manager, Multimedia, Nokia. “The Personal Navigation Device market is in a rapid growth phase with the global market size expected to reach 15 million units in 2006 compared with 8 million units in 2005. By integrating the maps and navigation capabilities into our devices, Nokia will participate in this growth. Nokia Nseries multimedia computers offer people new ways to explore their world - navigation and maps enhance this journey and add to the overall experience.”

gate5 is a leading supplier of mapping, routing and navigation software and services. gate5 was founded in 1999, is privately owned, has its headquarters in Berlin, Germany and has approximately 70 employees. gate5 provides software to leading personal navigation device manufacturers around the world.  gate5 solution enables people to enjoy a highly sophisticated mapping and navigation experience offering seamless navigation with breathtaking features such as house polygons, earth browsing and dynamic route guidance. All applications are extendable with more than 5,000 city guides, travel guides or services.

“Our combined expertise means that mobile device owners will enjoy a wide range of location based services,” said Dr. Michael Halbherr, CEO, gate5.  “Based on maps and routing functionality, there are countless useful features for mobile users; e.g. travel guides, search what is around you including restaurants, hotels, shops, etc. anything you need in your surroundings. We are excited to become part of Nokia and to be able to take the gate5 technologies and products to even wider audiences.”

Nokia will continue to support gate5’s PND (personal navigation device) customers and remains fully committed keeping them satisfied with enhanced software solutions. It will also continue to support gate5’s multi-platform strategy for mobile devices, including Symbian, Linux, Windows Mobile, Palm and Java platforms. Large display personal devices such as the Nokia 770 Internet Tablet are perfect for maps and navigation purposes and by integrating the gate5 platform into these devices, Nokia can build the industry leading location experience for consumers.

The acquisition of gate5 is an important step in developing the new product category of multimedia computers that offer people multiple ways to connect to information, entertainment and other people. Nokia Nseries multimedia computers represent the next leap forward in personal computing. The multimedia computer offers the functionality of a PC and many portable single purpose devices in a connected mobile device that is always with you and always connected. Because multimedia computers have a programmable operating system, people can download and install software applications. Unlike most mobile devices, this means people can add features and applications to their multimedia computers without having to purchase a new device.

The transaction is subject to customary closing conditions and is expected to be completed in the fourth quarter of 2006.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations (www.nokia.com)

About gate5

gate5 is a leading supplier of navigation software in Europe. The company supplies white label software for personal navigation devices (PNDs) and extensive additional contents and services which are available as downloads. The company also launched smart2go(TM), a groundbreaking platform for location-based services, which cleverly combines navigation with access to local content. gate5 AG was founded in 1999 by a small team of tech innovators and currently has over 70 employees. Headquartered in Berlin, Germany, gate5 runs operations in San Francisco, Hong Kong and Munich. (www.gate5.de)

Nokia Forward-Looking Statement Disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Nokia

Media contacts:

Nokia, Multimedia

Communications

Kari Tuutti

Tel. +358 7180 45667

Email: press.office@nokia.com

Investor contacts:

Nokia, Investor Relations Europe

Tel. +358 7180 34289

Nokia, Investor Relations US

Tel. +1 914 368 0555

gate5

Media and analyst contact:

Andreas Hoffmann

Head of Marketing & Communications

Tel +49 30 44676 315

Email: andreas.hoffmann@gate5.de

www.nokia.com

PRESS RELEASE

August 31, 2006

Start spreading the news: Nokia Flagship Store makes its debut in New York City

Following US premiere in Chicago, Nokia’s second US Flagship Store to open on world-famous Fifth Avenue

New York, NY, USA - On the morning of September 9th, New Yorkers will experience a new way to shop for wireless devices when Nokia opens its second US Flagship Store in New York’s exclusive Fifth Avenue shopping district at 5 East 57th Street. Featuring the widest selection of Nokia devices available, Nokia Flagship Stores feature an interactive, high-energy retail environment dedicated to educating customers and pairing them with the perfect wireless device. The New York location is Nokia’s fifth global Flagship Store, following successful launches in Moscow, Chicago, Hong Kong and Helsinki.

The New York Nokia Flagship Store invites guests to explore its three levels of retail space, each level dedicated to a different consumer experience. Immediately upon entering the store’s first level, shoppers will find the entire Nokia product lineup. Each product is prominently displayed on a backdrop of multimedia displays and color-shifting walls, yet the myriad of printed point-of-purchase materials so commonly found in most wireless retail stores are noticeably absent. Instead, when a customer picks up a device, the multimedia screen behind that product changes from being part of a continuous band of full-motion graphics to interactive information with a listing of the features and benefits of that device.

On the second level of the store, guests will enter the Nseries Lounge, where they can experience first-hand the power of Nokia’s most advanced wireless devices. In this area, photo printers, stereo speakers, laptop computers and more are paired with Nokia’s advanced Nseries devices, allowing visitors to print high-quality images from devices like the 3.2 megapixel Nokia N93, use high-fidelity speakers to listen to digital music tracks on devices such as the 4GB hard-drive equipped Nokia N91, and learn how to synchronize music, contacts and more with the high-performance Nokia N80.

The third level of the Nokia Flagship Store houses Nokia’s prestigious, luxury line of handsets created by Vertu. Individually hand-crafted using precious materials and luxury processes often found in watchmaking, only the finest and most precious materials go into a Vertu handset, including:  diamonds, sapphire crystal, fine leather, polished ceramic, ruby bearings and luxurious housings of gold, stainless steel, and other fine metals. Each Vertu device also features a unique concierge key, allowing owners to be connected with one touch to a personal service professional.  Vertu also ensures exclusivity with its regular, limited editions and numbered handsets.

“Fifth Avenue is not only the premier shopping area in New York; it is the premier shopping address in the entire United States. A Fifth Avenue address is synonymous with the best merchandise, superior service and an elegant shopping experience, which is exactly what we are delivering in our New York Nokia Flagship Store location,” said Cliff Crosbie, director of global retail and trade marketing for Nokia. “Our highly trained and dedicated staff navigates visitors through the wide variety of Nokia wireless devices, learn about their wants and needs, and deliver to them a product that has been tailored specifically for them. It is this kind of customized service that makes the Nokia Flagship Store more of a boutique than a conventional electronics store - delivering the kind of retail experience expected from the upscale stores found on New York City’s Fifth Avenue.”

While this newest Flagship Store is Nokia’s most recent high-visibility project in the New York City metropolitan area, it is not the first. Starting this summer, Nokia is sponsoring free Wi-Fi network access and offering free applications for New Yorkers together with local media partners in a growing number of New York City parks in all five boroughs. In 2005, Nokia Theatre opened in Times Square, bringing top-name music and other live entertainment acts into a 2,100 seat venue in the heart of Manhattan. Nokia opened its first corporate office outside of Finland in suburban White Plains in 2004, which today is the global home of Nokia’s CFO office and Enterprise Solutions business, along with other vital support functions. Additionally, Nokia Experience Center locations in Queens, Nassau County and in nearby Paramus, NJ offer the New York metropolitan area additional opportunities to learn and explore the possibilities offered by Nokia products.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media Relations

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel